UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 6, 2008

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On February 6, 2008, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the fourth quarter and year ended December 31, 2007, its earnings guidance for 2008 and its projected capital expenditures for 2008 to 2010. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein. Included in this press release are fourth quarter 2007 and year ended 2007 earnings from continuing operations excluding a gain on the sale of IPL's electric transmission assets, fourth quarter 2006 and year ended 2006 earnings from continuing operations excluding a gain on the sale of Alliant Energy New Zealand Ltd. stock, and year ended 2006 earnings from continuing operations excluding non-regulated charges related to debt reductions, which are non-GAAP (accounting principles generally accepted in the United States of America) financial amounts. Alliant Energy has reported these non-GAAP financial amounts as alternate measures to enable investors to better understand the operating performance of Alliant Energy.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   Exhibits. The following exhibits are being furnished herewith:

                (99.1)   Alliant Energy Corporation press release dated February 6, 2008.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                             ALLIANT ENERGY CORPORATION

Date: February 6, 2008   By: /s/ Thomas L. Hanson
                                 Thomas L. Hanson
                                 Vice President-Controller and
                                 Chief Accounting Officer


ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated February 6, 2008


Exhibit Number

(99.1)   Alliant Energy Corporation press release dated February 6, 2008.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Rob Crain (608) 458-4469
                                 Investor Relations: Jamie Freeman (608) 458-3274

ALLIANT ENERGY ANNOUNCES 2007 RESULTS

MADISON, Wis. – Feb. 6, 2008 – Alliant Energy Corp. (NYSE: LNT) today announced income and earnings per share (EPS) from continuing operations for 2007 of $425.6 million and $3.78, respectively, compared to $338.3 million and $2.89 in 2006. The income from continuing operations in 2007 includes an after-tax gain of $122.7 million, or $1.09 per share, from the sale of Interstate Power and Light Company's (IPL's) electric transmission assets. The income from continuing operations in 2006 includes an after-tax gain of $150.1 million, or $1.28 per share, from the sale of Alliant Energy New Zealand Ltd. (AENZ) stock and after-tax charges related to debt reductions within Alliant Energy's non-regulated businesses of $56.8 million, or $0.48 per share. Alliant Energy's net income and EPS for 2007 were $426.2 million and $3.79, respectively, compared to $315.7 million and $2.69 in 2006.

Excluding IPL's gain from selling its electric transmission assets in 2007, earnings from continuing operations for Alliant Energy's utility business were higher in 2007 as compared to 2006 primarily due to increased electric margins resulting from improved fuel cost recoveries and weather-related impacts, lower costs from retirement and incentive compensation plans and the accretive effect of fewer shares outstanding following the completion of Alliant Energy's common stock repurchase program. These items were partially offset by a higher effective income tax rate in 2007, costs related to major winter storms in IPL's service territory in 2007 and lower gas margins due to reduced gains from Wisconsin Power and Light Co.'s (WPL's) discontinued performance-based gas commodity recovery program.

Excluding the gain from selling AENZ stock and debt reduction charges in 2006, earnings from continuing operations for Alliant Energy's non-regulated businesses were higher in 2007 as compared to 2006 primarily due to a lower effective income tax rate partially due to $0.06 of reversals of deferred tax asset valuation allowances in 2007, a loss from selling steam turbine equipment in 2006, lower interest costs, currency-related losses from AENZ in 2006 prior to its sale and improved earnings from its Non-regulated Generation, RMT and WindConnect® businesses in 2007.

In December 2007, IPL completed the sale of its electric transmission assets located in Iowa, Minnesota and Illinois to ITC Midwest LLC, a wholly owned subsidiary of ITC Holdings Corporation, for net proceeds of $772 million, subject to post-closing adjustments. IPL used the proceeds to issue a $400 million dividend to Alliant Energy, to retire $150 million of its short-term debt and to fund investments in short-term securities and for general corporate purposes. At December 31, 2007, Alliant Energy had approximately $750 million of cash and short-term securities.

"We are pleased with our accomplishments during 2007," said Bill Harvey, Alliant Energy's Chairman, President and CEO. "Operationally, our organization responded admirably to major ice storms and our generating stations continued to perform at a high level. Financially, we produced strong and predictable earnings in our core utility and non-regulated businesses, and we recently increased our dividend for the third year in a row. Finally, with the groundbreaking at our Cedar Ridge Wind Farm in Wisconsin, we launched our extensive generation build-out program. With the sale of our IPL transmission assets, we enter our build-out program in a very strong financial position to meet the future energy needs of our customers with a plan that balances reliability, economics, and the environment."

Full Year Results

A summary of Alliant Energy's 2007 and 2006 earnings is as follows (net income in millions):

	2007		2006	
Earnings (loss) from continuing operations:	Net Income	EPS	Net Income	EPS
Utility (excl. IPL's electric transmission assets gain) [a]	$263.3	$2.34	$259.0	$2.21
Non-regulated (excl. New Zealand gain and debt charges) [b]	34.7	0.31	(24.3)	(0.21)
Parent (interest income and taxes)	4.9	0.04	10.3	0.09
Total excl. trans. assets gain, New Zealand gain & debt charges	**302.9**	**2.69**	**245.0**	**2.09**
Gain on sale of IPL's electric transmission assets [a]	122.7	1.09	--	--
Gain on sale of Alliant Energy New Zealand Ltd. stock [b]	--	--	150.1	1.28
Non-regulated charges related to debt reductions [b]	--	--	(56.8)	(0.48)
Total earnings from continuing operations	**425.6**	**3.78**	**338.3**	**2.89**
Income (loss) from discontinued operations	**0.6**	**0.01**	**(22.6)**	**(0.20)**
Net income	**$426.2**	**$3.79**	**$315.7**	**$2.69**

[a] Total income from continuing operations for the utility business in 2007 and 2006 was $386.0 million and $259.0 million, or $3.43 and $2.21 per share, respectively.
[b] Total income from continuing operations for the non-regulated businesses in 2007 and 2006 was $34.7 million and $69.0 million, or $0.31 and $0.59 per share, respectively.

Additional details regarding Alliant Energy's EPS from continuing operations for 2007 and 2006 are as follows:

	2007	2006	Variance
Utility operations (excl. IPL's electric transmission assets gain):			
Electric margins :			
Retail fuel-related impacts at WPL (incl. fuel case settlement in Q3 2006)	$0.08	$(0.01)	$0.09
Net impact of weather and weather hedges	0.02	(0.07)	0.09
Unbilled revenue estimate adjustments in Q2	(0.03)	0.03	(0.06)
Capacity costs related to Duane Arnold Energy Center PPA			(0.05)
Other (primarily due to increase in weather-normalized retail sales)			0.06
Gas margins:			
Gains from performance-based gas commodity recovery program at WPL	0.02	0.07	(0.05)
Net impact of weather and weather hedges	(0.02)	(0.01)	(0.01)
Operating expenses:			
Pension and other postretirement benefit costs	(0.14)	(0.22)	0.08
Winter storm costs in IPL's service territories in Q1 2007 and Q4 2007	(0.05)	--	(0.05)
Incentive-related compensation costs	(0.14)	(0.19)	0.05
Other			(0.01)
Changes in effective income tax rate:			
Income tax benefits related to Duane Arnold Energy Center sale in Q1 2006	--	0.06	(0.06)
Federal income tax audit settlement in Q3 2007	0.04	--	0.04
Other			(0.07)
Accretive effect of fewer shares outstanding			0.09
Other			(0.01)
Total utility operations (excl. IPL's electric transmission assets gain)	**2.34**	**2.21**	**0.13**
Non-regulated operations (excl. New Zealand gain and debt reduction charges):			
Loss on sale of steam turbine equipment (sold in Q4 2006)	--	(0.08)	0.08
Non-regulated Generation	0.12	0.05	0.07
New Zealand (excluding gain; sold in Q4 2006)	--	(0.06)	0.06
RMT and WindConnect®	0.08	0.03	0.05
Reversal of capital loss deferred tax asset valuation allowances	0.06	0.03	0.03
Transportation	0.07	0.07	--
Other (primarily interest and taxes)	(0.02)	(0.25)	0.23
Total non-regulated operations (excl. NZ gain and debt reduction charges)	**0.31**	**(0.21)**	**0.52**
Parent company (primarily interest income and taxes)	**0.04**	**0.09**	**(0.05)**
Total excl. transmission assets gain, New Zealand gain & debt charges	**2.69**	**2.09**	**0.60**
Gain on sale of IPL's electric transmission assets	1.09	--	1.09
Gain on sale of Alliant Energy New Zealand Ltd. stock	--	1.28	(1.28)
Charges related to non-regulated debt reductions	--	(0.48)	0.48
Earnings per share from continuing operations	**$3.78**	**$2.89**	**$0.89**

Fourth Quarter Results

A summary of Alliant Energy's fourth quarter earnings is as follows (net income in millions):

	2007		2006	
Earnings (loss) from continuing operations:	Net Income	EPS	Net Income	EPS
Utility (excl. IPL's electric transmission assets gain) [a]	$59.7	$0.55	$66.1	$0.57
Non-regulated (excl. New Zealand gain) [b]	16.9	0.15	(26.9)	(0.23)
Parent (interest income and taxes)	(0.1)	--	2.0	0.02
Total excl. transmission assets gain & New Zealand gain	**76.5**	**0.70**	**41.2**	**0.36**
Gain on sale of IPL's electric transmission assets [a]	122.7	1.11	--	--
Gain on sale of Alliant Energy New Zealand Ltd. stock [b]	--	--	150.1	1.29
Total earnings from continuing operations	**199.2**	**1.81**	**191.3**	**1.65**
Income (loss) from discontinued operations	**(5.1)**	**(0.05)**	**1.8**	**0.01**
Net income	**$194.1**	**$1.76**	**$193.1**	**$1.66**

[a] Total income from continuing operations for the utility business in the fourth quarter of 2007 and 2006 was $182.4 million and $66.1 million, or $1.66 and $0.57 per share, respectively.
[b] The total income from continuing operations for the non-regulated businesses in the fourth quarter of 2007 and 2006 was $16.9 million and $123.2 million, or $0.15 and $1.06 per share, respectively.

Additional details regarding Alliant Energy's fourth quarter EPS from continuing operations for 2007 and 2006 are as follows:

	2007	2006	Variance
Utility operations (excl. IPL's electric transmission assets gain):			
Electric margins			
Retail fuel-related impacts at WPL	$--	$0.03	($0.03)
Other			(0.04)
Gas margins			(0.03)
Operating expenses:			
Incentive-related compensation costs	(0.06)	(0.11)	0.05
Pension and other postretirement benefit costs	(0.03)	(0.05)	0.02
Other			0.05
Accretive effect of fewer shares outstanding			0.03
Other (primarily higher effective income tax rate)			(0.07)
Total utility operations (excl. IPL's electric transmission assets gain)	**0.55**	**0.57**	**(0.02)**
Non-regulated operations (excl. New Zealand gain):			
New Zealand (excluding gain; sold in Q4 2006)	--	(0.09)	0.09
Loss on sale of steam turbine equipment (sold in Q4 2006)	--	(0.08)	0.08
Reversal of capital loss deferred tax asset valuation allowances	0.06	0.01	0.05
RMT and WindConnect®	0.03	0.01	0.02
Non-regulated Generation	0.02	0.02	--
Transportation	0.02	0.02	--
Other (primarily interest and taxes)	0.02	(0.12)	0.14
Total non-regulated operations (excl. New Zealand gain)	**0.15**	**(0.23)**	**0.38**
Parent company (primarily interest income and taxes)	**--**	**0.02**	**(0.02)**
Total excl. electric transmission assets gain & New Zealand gain	**0.70**	**0.36**	**0.34**
Gain on sale of IPL's electric transmission assets	1.11	--	1.11
Gain on sale of Alliant Energy New Zealand Ltd. stock	--	1.29	(1.29)
Earnings per share from continuing operations	**$1.81**	**$1.65**	**$0.16**

2008 Earnings Guidance

Alliant Energy's earnings guidance for 2008 is as follows:

Utility business	$2.23 - 2.43
Non-regulated businesses	0.19 - 0.23
Parent company	0.10 - 0.12
Alliant Energy	**$2.55 - 2.75**

The guidance does not include the impact of any potential asset valuation charges that Alliant Energy may incur, the impact of certain non-cash mark-to-market adjustments, the impact of any future adjustments made to Alliant Energy's deferred tax asset valuation allowances, the impacts of any cumulative effects of changes in accounting principles or any gains/losses and related tax impact that may be realized from possible sales of certain Alliant Energy assets that would be reported in earnings from continuing operations. Finally, the guidance also assumes that no businesses will be re-classified to or from "discontinued operations".

Drivers for Alliant Energy's earnings estimates include, but are not limited to:
- Normal weather conditions in its utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its utility subsidiaries to recover their operating costs and deferred expenditures, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power, fuel and fuel-related costs through rates in a timely manner
- Execution of its utility subsidiaries' generation build-out and environmental expenditure plans
- Ability to utilize tax capital losses generated to-date, and those that may be generated in the future, before they expire

Projected Capital Expenditures

Alliant Energy is updating its previously announced capital expenditures for 2008 through 2010 to reflect changes in the timing of expenditures for certain environmental compliance projects (in millions):

	2008	2009	2010
Utility business:			
Generation – new facilities	$420	$570	$1,355
Environmental	190	220	215
Other utility capital expenditures	430	430	430
Non-regulated businesses	10	10	10
Alliant Energy	**$1,050**	**$1,230**	**$2,010**

Earnings Conference Call

A conference call to review the 2007 results is scheduled for Wednesday, February 6th at 9:00 a.m. central time. Alliant Energy Chairman, President and Chief Executive Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 866-454-4207 (United States or Canada) or 913-312-6697 (International), passcode 4784982. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and conference call, Alliant Energy posted on its Web site supplemental information. A replay of the call will be available through February 13, 2008, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 4784982. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for at least twelve months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IPL) and Wisconsin Power and Light Company (WPL) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 400,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others: federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders; the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and deferred expenditures, the earning of reasonable rates of return and the payment of expected levels of dividends; current or future litigation, regulatory investigations, proceedings or inquiries; economic and political conditions in Alliant Energy's service territories; the growth rate of biomass and ethanol production in Alliant Energy's service territories; issues related to the availability of Alliant Energy's generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner; the impact fuel and fuel-related prices and other economic conditions may have on customer demand for utility services; Alliant Energy's ability to collect unpaid utility bills; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; unanticipated issues in connection with WPL's proposed purchase of Alliant Energy Resources' electric generating facility in Neenah, Wisconsin; unanticipated construction and acquisition expenditures; issues associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions; financial impacts of Alliant Energy's hedging strategies, including the impact of weather hedges on Alliant Energy's utility earnings; issues related to electric transmission, including operating in the Midwest Independent System Operator (MISO) energy market, the impacts of potential future billing adjustments from MISO and recovery of costs incurred; unanticipated issues related to the Calpine Corporation bankruptcy that could adversely impact Alliant Energy's purchased power agreements; the direct or indirect effects resulting from terrorist incidents or responses to such incidents; unplanned outages at Alliant Energy's generating facilities and risks related to recovery of incremental costs through rates; continued access to the capital markets; inflation and interest rates; Alliant Energy's ability to sustain its dividend payout ratio goal; developments that adversely impact Alliant Energy's ability to implement its strategic plan; any material post-closing adjustments related to any of Alliant Energy's past asset divestitures; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; access to technological developments; the impact of necessary accruals or adjustments for the terms of Alliant Energy's incentive compensation plans; the effect of accounting pronouncements issued periodically by standard-setting bodies; the ability to utilize tax capital losses and net operating losses before they expire; the ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings and cash flows; and the factors listed in the "2008 Earnings Guidance" section of this press release. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2008 Earnings Guidance" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended December 31,		Year Ended December 31,	
	2007	2006	**2007**	2006
	(dollars in millions, except per share amounts)			
Operating revenues:				
Utility:				
Electric	**$560.5**	$552.6	**$2,413.0**	$2,443.0
Gas	**191.6**	191.7	**630.2**	633.3
Other	**22.1**	26.6	**71.7**	79.8
Non-regulated	**99.4**	70.4	**324.9**	203.3
	873.6	841.3	**3,439.8**	3,359.4
Operating expenses:				
Utility:				
Electric production fuel and purchased power	**285.7**	263.8	**1,202.7**	1,257.4
Cost of gas sold	**136.6**	131.4	**441.1**	431.7
Other operation and maintenance	**150.2**	171.9	**609.3**	622.3
Non-regulated operation and maintenance	**85.6**	75.6	**270.9**	184.9
Depreciation and amortization	**65.0**	65.5	**262.3**	261.4
Taxes other than income taxes	**27.1**	27.8	**108.7**	108.2
	750.2	736.0	**2,895.0**	2,865.9
Gain on sale of IPL's electric transmission assets	**218.8**	--	**218.8**	--
Operating income	**342.2**	105.3	**763.6**	493.5
Interest expense and other:				
Interest expense	**30.4**	38.1	**116.7**	145.7
Loss on early extinguishment of debt	**--**	--	**--**	90.8
Equity income from unconsolidated investments	**(7.6)**	(10.1)	**(29.3)**	(45.5)
Gain on sale of Alliant Energy New Zealand Ltd. stock	**--**	(253.9)	**--**	(253.9)
Allowance for funds used during construction	**(2.3)**	(1.1)	**(7.8)**	(8.1)
Preferred dividend requirements of subsidiaries	**4.7**	4.7	**18.7**	18.7
Interest income and other	**(2.7)**	16.7	**(15.7)**	4.5
	22.5	(205.6)	**82.6**	(47.8)
Income from continuing operations before income taxes	**319.7**	310.9	**681.0**	541.3
Income taxes	**120.5**	119.6	**255.4**	203.0
Income from continuing operations	**199.2**	191.3	**425.6**	338.3
Income (loss) from discontinued operations, net of tax	**(5.1)**	1.8	**0.6**	(22.6)
Net income	**$194.1**	$193.1	**$426.2**	$315.7
Weighted average number of common shares outstanding (basic) (000s)	**110,058**	115,854	**112,284**	116,826
Earnings per weighted average common share (basic):				
Income from continuing operations	**$1.81**	$1.65	**$3.79**	$2.90
Income (loss) from discontinued operations	**(0.05)**	0.02	**0.01**	(0.20)
Net income	**$1.76**	$1.67	**$3.80**	$2.70
Weighted average number of common shares outstanding (diluted) (000s)	**110,249**	116,231	**112,521**	117,190
Earnings per weighted average common share (diluted):				
Income from continuing operations	**$1.81**	$1.65	**$3.78**	$2.89
Income (loss) from discontinued operations	**(0.05)**	0.01	**0.01**	(0.20)
Net income	**$1.76**	$1.66	**$3.79**	$2.69
Dividends declared per common share	**$0.3175**	$0.2875	**$1.27**	$1.15

ALLIANT ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2007	December 31, 2006
	(in millions)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$5,633.7**	$5,407.0
Gas plant in service	**726.3**	696.7
Other plant in service	**466.8**	459.1
Accumulated depreciation	**(2,692.1)**	(2,580.0)
Net plant	**4,134.7**	3,982.8
Construction work in progress	**195.9**	138.3
Other, less accumulated depreciation (accum. depr.)	**4.6**	4.3
Total utility	**4,335.2**	4,125.4
Non-regulated and other:		
Non-regulated Generation, less accum. depr.	**240.5**	252.2
Other non-regulated investments, less accum. depr.	**66.1**	69.2
Alliant Energy Corporate Services, Inc. and other, less accum. depr.	**39.0**	42.0
Total non-regulated and other	**345.6**	363.4
	4,680.8	4,488.8
Current assets:		
Cash and cash equivalents	**745.6**	265.2
Accounts receivable:		
Customer, less allowance for doubtful accounts	**154.7**	127.4
Unbilled utility revenues	**151.6**	120.5
Other, less allowance for doubtful accounts	**40.6**	101.9
Production fuel, at weighted average cost	**92.2**	73.2
Materials and supplies, at weighted average cost	**45.6**	41.1
Gas stored underground, at weighted average cost	**70.5**	63.9
Regulatory assets	**58.5**	133.7
Derivative assets	**34.1**	7.2
Assets held for sale (including IPL's electric transmission assets)	**--**	581.9
Other	**78.9**	113.9
	1,472.3	1,629.9
Investments:		
Investment in American Transmission Company LLC	**172.2**	166.2
Other	**65.7**	61.7
	237.9	227.9
Other assets:		
Regulatory assets	**491.7**	508.7
Deferred charges and other	**307.9**	228.8
	799.6	737.5
Total assets	**$7,190.6**	$7,084.1

ALLIANT ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2007	December 31, 2006
	(in millions, except per share and share amounts)	
Capitalization:		
Common stock - $0.01 par value - authorized 240,000,000 shares; outstanding 110,359,314 and 116,126,599 shares	**$1.1**	$1.2
Additional paid-in capital	**1,483.4**	1,743.0
Retained earnings	**1,206.1**	923.6
Accumulated other comprehensive income (loss)	**0.2**	(8.7)
Shares in deferred compensation trust - 294,196 and 276,995 shares at a weighted average cost of $29.65 and $28.15 per share	**(8.7)**	(7.8)
Total common equity	**2,682.1**	2,651.3
Cumulative preferred stock of subsidiaries, net	**243.8**	243.8
Long-term debt, net (excluding current portion)	**1,404.5**	1,323.3
	4,330.4	4,218.4
Current liabilities:		
Current maturities	**140.1**	194.6
Commercial paper	**81.8**	178.8
Other short-term borrowings	**29.5**	--
Accounts payable	**346.7**	294.1
Regulatory liabilities	**84.3**	67.8
Accrued taxes	**73.5**	94.2
Derivative liabilities	**24.3**	88.0
Liabilities held for sale (including IPL's electric transmission liabilities)	**--**	59.2
Other	**156.0**	170.7
	936.2	1,147.4
Other long-term liabilities and deferred credits:		
Deferred income taxes	**823.7**	758.3
Regulatory liabilities	**656.4**	563.9
Pension and other benefit obligations	**206.4**	198.6
Other	**233.6**	192.6
	1,920.1	1,713.4
Minority interest	**3.9**	4.9
Total capitalization and liabilities	**$7,190.6**	$7,084.1

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
	(in millions)	
Cash flows from operating activities:		
Net income	**$426.2**	$315.7
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	**262.3**	261.4
Other amortizations	**47.3**	45.2
Deferred tax expense and investment tax credits	**100.5**	201.9
Equity income from unconsolidated investments, net	**(29.3)**	(45.5)
Distributions from equity method investments	**21.8**	28.9
Loss on early extinguishment of debt	**--**	90.8
Gains on dispositions of assets, net	**(236.9)**	(245.1)
Non-cash valuation charges	**2.4**	37.8
Currency transaction losses and other	**1.7**	14.1
Other changes in assets and liabilities:		
Accounts receivable	**30.0**	20.5
Sale of utility accounts receivable	**(25.0)**	25.0
Income tax refunds receivable	**3.2**	(17.0)
Production fuel	**(19.0)**	(14.7)
Gas stored underground	**(6.6)**	28.2
Prepaid pension costs	**(43.0)**	(23.8)
Current deferred tax assets	**33.1**	(20.9)
Regulatory assets	**129.3**	(77.7)
Derivative assets	**(27.9)**	21.4
Accounts payable	**31.5**	(68.9)
Accrued interest	**(0.2)**	(17.4)
Accrued taxes	**8.8**	(92.6)
Regulatory liabilities	**6.5**	(72.8)
Derivative liabilities	**(66.5)**	65.1
Deferred income taxes	**(41.6)**	48.3
Pension and other benefit obligations	**(0.9)**	(84.9)
Other	**(18.4)**	(19.7)
Net cash flows from operating activities	**589.3**	403.3
Cash flows from investing activities:		
Construction and acquisition expenditures:		
Utility business	**(516.5)**	(367.7)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(26.0)**	(31.3)
Proceeds from asset sales	**900.8**	797.0
Purchases of emission allowances	**(23.9)**	(9.7)
Sales of emission allowances	**--**	35.1
Purchases of securities within nuclear decommissioning trusts	**--**	(3.5)
Sales of securities within nuclear decommissioning trusts	**--**	51.7
Changes in restricted cash within nuclear decommissioning trusts	**--**	(19.0)
Other	**(5.9)**	13.2
Net cash flows from investing activities	**328.5**	465.8
Cash flows used for financing activities:		
Common stock dividends	**(143.2)**	(134.4)
Repurchase of common stock	**(296.8)**	(105.1)
Proceeds from issuance of common stock	**34.1**	49.6
Proceeds from issuance of long-term debt	**300.0**	39.1
Reductions in long-term debt	**(273.2)**	(538.6)
Net change in short-term borrowings	**(67.5)**	(17.0)
Debt repayment premiums	**--**	(83.0)
Other	**8.4**	(29.7)
Net cash flows used for financing activities	**(438.2)**	(819.1)
Net increase in cash and cash equivalents	**479.6**	50.0
Total cash and cash equivalents at beginning of period	**266.0**	216.0
Total cash and cash equivalents at end of period	**745.6**	266.0
Less: cash and cash equivalents classified as held for sale at end of period	**--**	0.8
Cash and cash equivalents at end of period	**$745.6**	$265.2

KEY FINANCIAL AND OPERATING STATISTICS

	Dec. 31, 2007	Dec. 31, 2006
Common shares outstanding (000s)	**110,359**	116,127
Book value per share	**$24.30**	$22.83
Quarterly common dividend rate per share	**$0.3175**	$0.2875

	Quarter Ended Dec. 31,		**Year Ended Dec. 31,**	
	2007	2006	**2007**	2006
Utility electric sales (000s of MWh) [a]				
Residential	**1,793**	1,841	**7,753**	7,670
Commercial	**1,557**	1,540	**6,222**	6,187
Industrial	**3,182**	3,223	**12,692**	12,808
Retail subtotal	**6,532**	6,604	**26,667**	26,665
Sales for resale:				
Wholesale	**897**	712	**3,547**	3,064
Bulk power and other	**887**	867	**2,550**	2,632
Other	**41**	45	**167**	171
Total	**8,357**	8,228	**32,931**	32,532
Utility retail electric customers (at Dec. 31) [a]				
Residential	**840,122**	855,948		
Commercial	**134,235**	135,822		
Industrial	**2,964**	3,064		
Total	**977,321**	994,834		
Utility gas sold and transported (000s of Dth) [a]				
Residential	**8,901**	8,947	**28,137**	26,406
Commercial	**6,108**	6,470	**19,417**	18,707
Industrial	**1,474**	1,405	**4,694**	4,498
Retail subtotal	**16,483**	16,822	**52,248**	49,611
Interdepartmental	**511**	707	**2,591**	2,468
Transportation and other	**15,314**	14,743	**58,911**	53,436
Total	**32,308**	32,272	**113,750**	105,515
Utility retail gas customers (at Dec. 31) [a]				
Residential	**363,825**	374,494		
Commercial	**45,374**	46,319		
Industrial	**591**	657		
Total	**409,790**	421,470		
Margin increases (decreases) from net impacts of weather (in millions) -				
Electric margins -				
Weather impacts on demand compared to normal weather	**$3**	($1)	**$9**	($9)
Gains (losses) from weather derivatives	**(2)**	1	**(5)**	(5)
Net weather impact	**$1**	$-	**$4**	($14)
Gas margins -				
Weather impacts on demand compared to normal weather	**$--**	($2)	**$--**	($9)
Gains (losses) from weather derivatives	**(2)**	1	**(4)**	7
Net weather impact	**($2)**	($1)	**($4)**	($2)

	For The Quarter Ended Dec. 31,			**For The Year Ended Dec. 31,**		
	2007	2006	Normal [c]	**2007**	2006	Normal [c]
Cooling degree days (CDDs) [b]						
Cedar Rapids, Iowa (IPL)	**15**	7	2	**366**	332	349
Madison, Wisconsin (WPL)	**16**	1	1	**336**	284	259
Heating degree days (HDDs) [b]						
Cedar Rapids, Iowa (IPL)	**2,521**	2,389	2,505	**6,728**	6,211	6,653
Madison, Wisconsin (WPL)	**2,530**	2,429	2,599	**6,914**	6,499	7,148

[a] In February 2007, Alliant Energy sold its electric distribution and natural gas properties in Illinois. At the date of the sale, Alliant Energy had approximately 22,000 electric retail customers and 14,000 gas retail customers in Illinois. Prior to the asset sales, the electric and gas sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above. Following the asset sales, the electric and gas sales associated with these customers are included in wholesale electric sales and transportation and other gas sales, respectively.

[b] Alliant Energy entered into weather derivatives based on CDDs and HDDs to reduce potential volatility on its margins from the impacts of weather during the months of June through August and November through March, respectively.

[c] Normal degree days are calculated using a 20-year average.